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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                    Commission File No. 0-11498


                          NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K    [ ]  Form 11-K    [ ]  Form 20-F   [ ]  Form 10-Q

[ ]  Form N-SAR
      For the Period Ended:         December 31, 1998
                           ----------------------------------------------------
[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
       For the Transition Period Ended:    Period Ended:
                                                        ----------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of registrant          Saratoga Resources, Inc.
                        ----------------------------------------
Former name if applicable

Address of principal executive office     301 Congress Avenue, Suite 1550
                                      -----------------------------------------
City, state and zip code            Austin, Texas 78701
                         ------------------------------------------------------


                                    PART II
                            RULE 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
   [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed..)

      See Exhibit A, attached.

                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

     Thomas Cooke                512                      478-5717
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     (Name)                  (Area Code)             (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Saratoga Resources, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      March 31, 1999          By: /s/ Thomas F. Cooke
      ----------------------          ----------------------------------------
                                      Thomas F. Cooke, Chief Executive Officer


                                   ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                                      -2-

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                    EXHIBIT A TO PART III OF SEC FORM 12b-25
                                       OF
                SARATOGA RESOURCES, INC., A DELAWARE CORPORATION

      The Annual Report on Form 10-KSB of Saratoga Resources, Inc., a Delaware corporation (the "Registrant"), for the year ended December 31, 1998, could not be filed within the prescribed time without unreasonable expense due to the following circumstances:

      In December 1998, the Registrant entered into letters of intent with two privately held eyecare companies, and since that time, the management of the Registrant has devoted all his time and effort to

            (A) negotiating and otherwise bringing about an acquisition of these eyecare companies,

            (B) restructuring the Registrant to put it in a position to satisfy the requirements of the eyecare companies to sign a definitive agreement with the Registrant,

            (C) managing the Registrant's recently acquired high-yield consumer debt finance business, which the Registrant acquired in November 1998, and

            (D) managing the Registrant's energy exploration subsidiary, with a view to a spinoff or other disposition of such subsidiary.

      The eyecare companies are requiring that the Registrant divest itself of its subsidiaries, so that the Registrant will be a "clean shell" before the closing time of the acquisition of the eyecare companies.

      The proposed acquisition of the eyecare companies contemplates that the Registrant will register additional shares of its common stock with the Commission. In anticipation of such registration, the Registrant recently retained a national accounting firm to audit the Registrant's financial statements for 1998.